NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD	781 865 5000
	BURLINGTON, MA 01803	NUANCE.COM
March 29, 2010
Janet Dillione
663 West Boot Road
West Chester, PA 19380
Dear Janet:
Congratulations! It is with great pleasure that I confirm our employment offer, in the position of Executive Vice President and General Manager, Healthcare Division reporting to Paul Ricci, Chief Executive Officer of Nuance Communications, Inc. This position will be based in Burlington, Massachusetts. The anticipated start date for your new position is March 15, 2010. At the next Nuance Communications Board of Directors meeting following your start date, I will recommend to the Board that you be appointed an Executive Officer.
Your starting annual base salary will be $450,000.00 paid on a bi-weekly basis. In addition to your base salary, in FY10 you will be eligible for an annual bonus opportunity of $350,000.00 pro-rated according to your date of hire.
Once you have accepted our offer, I will recommend that the Nuance Communications Compensation Committee grant you the following equity awards:
The first will be a time-based vesting restricted stock award of 150,000 shares with a three year vesting schedule, 1/3 each year from the anniversary of the grant date, so long as you remain a Nuance employee.
The second, a performance-based award will consist of 100,000 shares, which will vest, if ever, upon the achievement of certain Board approved financial targets at the end of each fiscal year as follows: 30% in 2010, 40% in 2011 and the remaining 30% in 2012. If achievement is not met or you terminate employment before date of determination of achievement, you will not vest in the installment for the applicable measurement period and that portion of the award will lapse.
The third will be a time-based grant equaling $100,000 in value, converted to shares at the fair market value on the date of grant, which will be issued as a signing bonus should you execute this offer by February 26, 2010. These shares will vest 90 days after your hire date so long as you remain a Nuance employee.
Should your employment with the company be terminated involuntarily by the Company for any reason other than cause, death or disability, you will be eligible to receive twelve months base salary & twelve months paid COBRA coverage if you execute the Company’s specified severance agreement (including, among other things, a full release of claims and non-competition agreement). If there is a change of control transaction and your employment is terminated within twelve months following the change of control transaction by the Company for a reason other than cause, death or disability, and you execute a severance agreement specified by the Company (including, among other things, a full release of claims and non-competition agreement), you will be eligible to receive twelve months base salary & twelve months paid COBRA coverage plus immediate acceleration of any unvested stock options or time based restricted stock grants, excluding restricted stock grants issued as performance-based grants.
For purposes of this Agreement, “Cause” means Executive’s employment with the Company is terminated after the CEO has found any of the following to exist: (i) Employee’s act of dishonesty or fraud; (ii) Employee’s breach of the fiduciary duty or duty of loyalty owed to the Company, or breach of the duty to protect the Company’s confidential and propriety information; (iii) Employee’s conviction of a felony or a crime involving fraud, embezzlement, dishonesty, misappropriation of funds or any other act of moral turpitude; (iv) Employee’s gross negligence or misconduct in the performance of his/her duties; (v) Employee’s breach of this Agreement or written policies of the Company; (vi) Employee’s engagement in conduct or activities that result or will potentially result in negative publicity or public disrespect, contempt or ridicule of the Company or are detrimental to the business or reputation of Company; (vii) Employee’s failure to abide by the lawful directives of the Company; (viii) Employee’s failure to satisfactorily perform the duties of his/her position; or (ix) Employee’s death or absence from work due to disability for a period in excess of ninety (90) days in any twelve month period, to the extent consistent with the applicable requirements of federal and state disability law.
As a full-time employee, you will be eligible for our comprehensive benefits package which goes into effect as of your date of hire. The enclosed material outlines all of our benefits to which you are entitled as a Nuance Communications employee. In addition to the standard employee benefits you will be entitled to a $5,000 net tax & financial planning reimbursement allowance, an individual term life insurance policy valued at $500,000 assuming medical clearance and enhanced executive disability coverage which currently provides for a benefit of up to 60% of eligible earnings, capped at $18,000 per month, which will be tax free upon qualification.
As part of the acceptance of this offer you understand your primary work location is in Burlington, MA and it is the company’s desire to have you relocate to the area within 18 months of your hire date. We do, however, understand that you are not in a position to relocate to Burlington immediately but have agreed to spend the majority of your time working out of the Burlington office. To aid you in this transition period we will provide you with a temporary living allowance in the amount of $4,000.00 per month to be paid on a bi-weekly basis at the rate of $1,846.16 less applicable withholdings. At the agreed upon time of your permanent relocation to the Burlington area, this allowance will cease and you will then be entitled to receive a lump sum relocation assistance payment of $50,000.00, less applicable withholdings, and an annual car allowance as per company policy at such time (currently set at $15,000), also paid on a bi-weekly basis less applicable withholdings. Should you be unable or unwilling to fulfill this relocation commitment we will assess the feasibility of you continuing in your current role without relocating at the time of this decision and discuss alternatives if necessary.
Your employment with Nuance Communications will be “at will”, meaning that either you or Nuance Communications will be entitled to terminate your employment at any time and for any reason, with or without cause.

Any representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and Nuance Communications. Although your job duties, title, compensation and benefits, as well as Nuance Communications’ personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of Nuance Communications.
This offer is contingent upon your satisfying the conditions of hire, including providing proof of your eligibility to work in the United States and successful completion of a background check. An Employment Eligibility Verification form is attached to this letter. Please read it carefully and call me if you have any questions. Also, like all Nuance Communications employees, you will be required, as a condition to your employment, to sign Nuance Communications’ standard Non-Compete, Proprietary Information, & Conflict of Interest Agreement, a copy of which is attached hereto.
We, at Nuance Communications, are proud of our reputation and we feel confident that you will be a positive addition to the Sr. Management Team, while the position will afford you the opportunity to grow your professional skill set.
Janet, we would appreciate it if you would confirm your acceptance of our employment offer, by signing this offer confirmation letter and returning it to my attention as soon as possible.
If you have further questions regarding our offer, feel free to contact me at (781) 565-5310. I look forward to our working together and your joining the Nuance Communications organization.
Sincerely,

/s/ Dawn Howarth Dawn Howarth
SVP Human Resources

cc:	P. Ricci
Employee File

Enclosures/Forms:	Employment Eligibility Verification form, Benefits Summary, Non-Compete, Proprietary Information, & Conflict of Interest Agreement.
I ACCEPT THE OFFER OF EMPLOYMENT AS STATED ABOVE:

/s/ Janet Dillione Connor	3/29/2010
New Hire Signature	Date of Acceptance